

San Gold
C O R P O R A T I O N

Hinge #4 Zone Continues to Grow with Additional High Grade Gold at Depth

June 10, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

SUPPL

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that assay results have been received for drill hole #GS-08-25 in the new high-grade Hinge #4 zone. Hole #25 intersected 79.0 g/tonne (2.31 oz/ton) over 3.0 meters (9.9 ft) within a broader intersection of 28.0 g/tonne (0.82 oz/ton) over 9.4 meters (30.8 ft). This intersection is located approximately 150 meters (500 feet) below surface and 50 meters (150 feet) to the west of the previously released drill holes #29, 31 and 33 (see press releases dated May 21 and May 28). Results from drill hole # GS-08-25 are summarized below:

Hole #	From	To	Length		Gold g/tonne (oz/ton)		Zone
GS-08-25	152.6 m	162.0 m	9.4 m	(30.8 ft)	28.1	(0.82) visible gold	Hinge #4
including	159.0 m	162.0 m	3.0 m	(9.9 ft)	79.0	(2.31) visible gold	Hinge #4

The intersection angle between drill hole #25, collared on section 400E and the Hinge #4 zone are between 80 degrees and 90 degrees resulting in drilled widths that are very close to the true width of the zone. This zone remains open along strike to the north-east and to the south-west as well as at depth. The Hinge #4 zone has been defined above 150 meters (500 feet) by 7 drill holes to date collared from surface. A further 2 drill holes have intersected this zone to a depth of 300 meters (1000 feet). The seven drill hole intersections into the Hinge #4 zone located above 150 meters (500 feet) have defined a distinct mineralized quartz-carbonate vein approximately 150 meters (500 feet) long so far, striking north-east and dipping steeply to the north-west. A summary of the seven drill holes defining the first 150 meters (500 feet) of depth is provided below, with a corresponding vertical longitudinal section available on the company's website.

Hole #	Width		Gold g/tonne (oz/ton)		Section	Depth	
GS-08-07	1.2 m	(4.0 ft)	4.5	(0.13)	240 E	88 m	(290 ft)
GS-08-15	4.4 m	(14.4 ft)	7.5	(0.22)	250 E	105 m	(345 ft)
GS-08-17	1.6 m	(5.3 ft)	60.6	(1.77)	220 E	120 m	(390 ft)
GS-08-25	9.4 m	(30.8 ft)	28.1	(0.82)	320 E	146 m	(480 ft)
Including	3.0 m	(9.9 ft)	79.0	(2.31)			
GS-08-29	4.0 m	(13.2 ft)	56.7	(1.66)	500 E	64 m	(210 ft)
and	1.8 m	(6.0 ft)	42.5	(1.24)			
GS-08-31	5.4 m	(17.6 ft)	21.2	(0.62)	500 E	80 m	(260 ft)
and	1.6 m	(5.1 ft)	47.6	(1.39)			
GS-08-33	6.3 m	(20.7 ft)	85.1	(2.49)	500 E	100 m	(320 ft)

PROCESSED

A JUL 1 0 2008

THOMSON REUTERS



08003668

The company is also encouraged by strongly mineralized veining in a broad (15 m, 50 ft) zone encountered by drill hole # GS-08-37 down dip from the Hinge #4 zone at approximately 370 meter (1200 feet) elevation on section 400 E.

The Hinge zones are roughly parallel, dip to the north-west and are made up of quartz and carbonate veins containing gold mineralization.   The units that contain the new veins are located in a sequence of mafic to intermediate volcanic rocks which lie approximately 1500 meters into the hanging wall stratigraphically above and geographically to the north of the mineralized mine unit of the Rice Lake Gold Mine. To date a total of at least 4 sub parallel new veins have been discovered in the Hinge area, as well as numerous uncorrelated breccia zones within 100 to 300 meters of surface. Two diamond drills are currently drilling in the Hinge area. The new zones are located approximately 1.5 kms to the north-east of San Gold's operating Rice Lake and mine and mill, and are fully accessible by road.

Please see the San Gold website (www.sangoldcorp.com) for prior Hinge Zone press releases, a plan view location map and a longitudinal section showing the location of the intersections in the Hinge #4 zone.

This program was carried out under the supervision of W.S. Ferreira, P.Geo., the Qualified Person for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallic assays were performed on samples containing visible gold. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.



San Gold
C O R P O R A T I O N

Hinge Zone Displays High Grades and Excellent Width at depth with Hole #37

June 18, 2008
Bissett, MB
SGR: TSX-V www.sangoldcorp.com

Dale Ginn, CEO of San Gold Corporation (SGR: TSX-V) is pleased to report that drill hole #GS-08-37, designed to test and to extend the Hinge deposit to depth encountered 16.8 g/tonne (0.49 oz/ton) over 16.6 meters (54.3 ft) including a high grade interval of 48.4 g/tonne (1.41 oz/ton) over 4.3 meters (14.0 ft). Hole #37 represents the deepest drill hole in the Hinge deposit to date. Results from drill hole # GS-08-37 are summarized below:

Hole #	From	To	Length		Gold g/tonne (oz/ton)		Zone
GS-08-37	383.3 m	399.9 m	16.6 m	(54.3 ft)	16.8	(0.49)	Hinge #4
including	383.3 m	387.6 m	4.3 m	(14.0 ft)	48.4	(1.41)	Hinge #4

This intersection is located approximately 365 meters (1200 feet) below surface and 215 meters (700 feet) below previously released drill hole #GS-08-25 (see press release dated June 10) which intersected 28.0 g/tonne (0.82 oz/ton) over 9.4 meters (30.8 ft). The intersection angle between drill hole #37, collared on section 400E and the Hinge #4 zone are between 75 degrees and 90 degrees resulting in drilled widths that are very close to the true width of the zone. This zone remains open along strike to the north-east and to the south-west as well as at depth.

Dale Ginn, CEO of San Gold, noted….. "The first nine holes drilled in 2008 on the Hinge #4 zone have a basic average width of 5.6 meters and a grade of 32 grams per tonne between surface and 400 meters deep. Hinge zone #1 and #3 as well are quite significant parallel zones to the south. To discover a mineralized system, especially with such high grades, near surface, on our mining lease and so close to our existing operations is not only remarkable but also clearly demonstrates the potential of the Rice Lake Belt. Our exploration team has identified numerous drill targets nearby which have identical structure, geology and even evidence of past workings from the 1920's and 1930's. It is becoming quite obvious that the new Hinge deposits have the potential to add significant ounces to our resource base, to accelerate our production profile, and to redefine San Gold."

The Hinge zones are roughly parallel, dip to the north-west and are made up of quartz and carbonate veins containing gold mineralization. The units that contain the new veins are located in a sequence of mafic to intermediate volcanic rocks which lie approximately 1500 meters into the hanging wall stratigraphically above and geographically to the north of the mineralized mine unit of the Rice Lake Gold Mine. To date a total of at least 4 sub parallel new veins have been discovered in the Hinge area, as well as numerous uncorrelated breccia zones within 100 to 400 meters of surface. Two diamond drills are currently drilling in the Hinge area. The new zones are located approximately 1.5 kms to the north-east of San Gold's operating Rice Lake and mine and mill, and are fully accessible by road.

Please see the San Gold website (www.sangoldcorp.com) for prior Hinge Zone press releases, a plan view location map and a longitudinal section showing the location of the intersections in the Hinge #4 zone.

This program was carried out under the supervision of W.S. Ferreira, P.Geo., the Qualified Person for this project under National Instrument 43-101. The drill core was split, with half sent to TSL Laboratories in Saskatoon, SK and fire assayed with an AA and gravimetric finish. Whole metallic assays were performed on samples containing visible gold. Check assays were also performed on pulps and rejects by both TSL and by Accurassay Laboratories of Thunder Bay, ON. The core lengths are actual lengths as drilled and have not been adjusted for the true width of the mineralized zones.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit www.sangoldcorp.com.

SAN GOLD CORPORATION

- and -

CIBC MELLON TRUST COMPANY

Dated as of June 23, 2008

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

(amending and restating the Shareholder Rights Plan Agreement dated June 30, 2005).

Aikins, MacAulay & Thorvaldson LLP
Barristers and Solicitors
30th Floor, Commodity Exchange Tower
360 Main Street
Winnipeg, Manitoba
R3C 4G1

TABLE OF CONTENTS

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT made as of the 23rd day of June, 2008.

BETWEEN:

SAN GOLD CORPORATION,
a corporation existing under the laws of Manitoba,
(the "Corporation"),

OF THE FIRST PART,

- and -

CIBC MELLON TRUST COMPANY,
a trust company existing under the laws of Canada, as rights agent,
(the "Rights Agent"),

OF THE SECOND PART.

WHEREAS the Corporation and the Rights Agent entered into the Original Plan Agreement (as hereinafter defined) relating to the Original Shareholder Rights Plan (as hereinafter defined) in order to maximize shareholder value and to protect the Corporation and its shareholders from unfair, abusive or coercive acquisition tactics;

AND WHEREAS the Board of Directors (as hereinafter defined) has determined that it is advisable to continue the Original Shareholder Rights Plan by adopting an amended and restated shareholder rights plan (the "**Rights Plan**") to take effect immediately upon the receipt of the approval of the shareholders of the Corporation, to conform to current corporate practices and to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer for the Corporation and to ensure that the Board of Directors are provided with a sufficient amount of time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

AND WHEREAS on June 23, 2008, the shareholders of the Corporation passed a resolution to approving the amendments to the Original Shareholder Rights Plan as provided herein;

AND WHEREAS in order to continue the implementation of the Original Shareholder Rights Plan (as amended by the Rights Plan), the Board of Directors of the Corporation has:

1. confirmed the issuance, effective 5:00 p.m. (Winnipeg time) on June 30, 2005, of one right (a "**Right**") in respect of each Common Share (as hereinafter defined) outstanding at the Record Time (as hereinafter defined); and

2. reconfirmed its authorization of the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to confirm its appointment of the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 *Definitions*

For the purpose of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

    (i) the Corporation or any Subsidiary of the Corporation or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees, in each case of the Corporation or any Subsidiary of the Corporation, or any Person organized, appointed or established by the Corporation or any Subsidiary of the Corporation for or pursuant to the terms of any such plan or trust;

    (ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as a result of any one or a combination of:

        (A) an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares of the Corporation that, by reducing the number of Voting Shares of the Corporation outstanding, increases the percentage of outstanding Voting Shares of the Corporation Beneficially Owned by such Person to 20% or more of the Voting Shares of the Corporation then outstanding; or

        (B) share acquisitions made pursuant to a Permitted Bid (a **"Permitted Bid Acquisition"**); or

        (C) share acquisitions (1) in respect of which the Board of Directors has waived the application of section 4.1

pursuant to the provisions of subsection 7.1(b), (c) or (d); (2) that were made on or prior to the date of the Original Shareholder Rights Plan; (3) which were made pursuant to a dividend reinvestment plan of the Corporation; (4) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Voting Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Voting Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other person and provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities so offered than the Person's percentage of Voting Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus or a private placement, provided that the Person does not thereby acquire (or is deemed to Beneficially Own) a greater percentage of Voting Shares so offered than the Person's percentage of Voting Shares beneficially owned immediately prior to such acquisition; or (6) pursuant to a distribution by the Corporation of Voting Shares upon the exercise by an individual employee of stock options granted under a stock option plan of the Corporation or rights to purchase securities granted under a share purchase plan of the Corporation ("**Exempt Acquisitions**");

(D)   the acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("**Convertible Security Acquisitions**"); or

(E)   acquisitions as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares or Convertible Securities on the same *pro rata* basis as all other holders of Voting Shares of the same class ("**Pro Rata Acquisitions**");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares of the Corporation then outstanding by reason of any one or a combination of: (i) share acquisitions or redemptions by the Corporation; (ii) Permitted Bid Acquisitions; (iii) Exempt Acquisitions; (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions; and, after such share acquisitions or redemptions by the Corporation or Permitted Bid Acquisitions or Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such

Person subsequently becomes the Beneficial Owner of more than an additional 1.00% of the number of Voting Shares of the Corporation outstanding other than pursuant to any one or a combination of share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "**Acquiring Person**";

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on clause 1.1(e)(v) hereof where such disqualification results solely because such Person has made or proposes to make a Take-Over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for purposes of this definition, shall include, without limitation, any report or disclosure filed or made pursuant to applicable securities legislation) by such Person or the Corporation of the intent of such Person to commence such a Take-Over Bid being herein referred to as the "**Disqualification Date**"); and

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities by way of prospectus or private placement;

(b) "**Affiliate**" shall have the meaning ascribed to such term in *The Securities Act (Manitoba)* as at the date of this Agreement;

(c) "**Amendment Date**" means June 23, 2008;

(d) "**Associate**" shall have the meaning ascribed to such term in *The Securities Act (Manitoba)* as at the date of this Agreement;

(e) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities as to which such Person, or any of such Person's Affiliates or Associates, is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise, conversion or exchange of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in either case where such right is exercisable within a period of 60 days and whether or not on condition or the happening of any contingency (other than (1) customary agreements with and between underwriters and banking group or selling group

members with respect to a distribution to the public or pursuant to a private placement of securities or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of clauses 1.1(e)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security:

(iv) where (A) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement in respect of a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other person referred to in clause 1.1(e)(iii) or (B) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii) until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(v) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii), holds such security provided that (A) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (B) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (C) such Person (the "**Plan Trustee**") is the administrator or trustee of one or more pension funds or plans (each a "**Plan**") registered under applicable laws and holds such security for the purposes of its activity as such, or (D) such Person is a Plan or is a Person established by statute (the "**Statutory Body**") for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies or (E) such Person is a Crown agent or agency; provided in any of the above cases, that the Investment Manager, the Trust

Company, the Plan Trustee, the Plan, the Statutory Body or the Crown agent or agency, as the case may be, is not then making a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(vi)   because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;

(vii)   where such Person is: (A) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager; (B) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (C) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(viii)   where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and shall be deemed to be the product determined by the formula:

100 X A/B

Where:

A =   the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =   the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

For the purposes of the foregoing formula, where any person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other

outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding;

(f)   **"Board of Directors"** shall mean the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation;

(g)   **"Business Day"** shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Winnipeg or Calgary are authorized or obligated by law to close;

(h)   **"close of business"** on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent of the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(i)   **"Common Shares"** shall mean the common shares in the capital stock of the Corporation as constituted as at the Amendment Date and any other Share into which such common shares may be substituted, consolidated, reclassified or changed from time to time;

(j)   **"Competing Permitted Bid"** means a Take-over Bid that:

    (i)   is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

    (ii)   satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of that definition; and

    (iii)   contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) the earliest date on which Voting Shares may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (B) 35 days (or such other minimum period of days as may be prescribed by applicable law in Manitoba) after the date of the Competing Permitted Bid;

(k)   **"Convertible Securities"** means, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into, exercisable into or exchangeable for Voting Shares and **"Convertible Security"** means any such security;

(l)   **"Convertible Security Acquisitions"** has the meaning set forth in the definition of **"Acquiring Person"**;

(m)   "**Co-Rights Agent**" shall have the meaning set forth in subsection 6.1(a) herein;

(n)   "**Corporations Act**" shall mean the *The Corporations Act* (Manitoba), as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

(o)   "**Disqualification Date**" has the meaning set forth in the definition of "**Acquiring Person**";

(p)   "**Election to Exercise**" shall have the meaning set forth in clause 3.1(d)(i) hereof;

(q)   "**Exchange**" means the TSX Venture Exchange or such other stock exchange upon which the Common Shares may be listed from time to time;

(r)   "**Expansion Factor**" shall have the meaning set forth in subsection 3.2(a) hereof;

(s)   "**Exempt Acquisition**" shall have the meaning ascribed thereto in the definition of "**Acquiring Person**";

(t)   "**Exercise Price**" shall mean, as of any date, after the Amendment Date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $30.00;

(u)   "**Expiration Time**" shall mean the earlier of:

    (i)   the Termination Time; and

    (ii)   the termination of the annual meeting of the shareholders of the Corporation in 2011;

(v)   "**Flip-in Event**" shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person provided, however, that a Flip-in Event shall be deemed to occur at the close of business on the tenth day (or such later day as the Board of Directors may determine) after the Stock Acquisition Date;

(w)   "**Independent Shareholders**" shall mean holders of Voting Shares of the Corporation excluding: (i) any Acquiring Person; (ii) any Person (other than a Person referred to in clause 1.1(e)(v)) that is making or has announced a current intention to make a Take-over Bid for Voting Shares of the Corporation (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such person has been withdrawn, terminated or, expired; (iii) any Affiliate or Associate of such Acquiring Person or a Person referred to in clause (ii) of this subsection 1.1(w); (iv) any Person acting jointly or in concert with such Acquiring Person or a Person referred to in clause (ii) of this subsection 1.1(w); and (v) a Person who is a trustee of any employee benefit plan, share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in

which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(x) "**Investment Manager**" shall have the meaning ascribed thereto in the definition of "**Beneficial Owner**" herein;

(y) "**Lock-up Agreement**" shall have the meaning ascribed thereto in the definition of "**Permitted Lock-up Agreement**" herein;

(z) "**Lock-up Bid**" shall have the meaning ascribed thereto in the definition of "**Permitted Lock-up Agreement**" herein;

(aa) "**Locked-up Person**" shall have the meaning ascribed thereto in the definition of "**Permitted Lock-up Agreement**" herein;

(bb) "**Market Price**" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange or national quotation system on which such securities are listed and posted or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii) if for any reason, none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange or national quotation system, the last sale price, or if no sale takes place on such date, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by any reporting system then in use (as selected by the Board of Directors); or

(iii) if on any such date the securities are not listed and posted or admitted for trading as contemplated in clause 1.1(bb)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date the closing price per share of such securities cannot be determined in accordance with the foregoing, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of the securities;

(cc) "**Nominee**" shall have the meaning set forth in subsection 3.1(c) hereof;

(dd) "**Offer to Acquire**" shall include:

    (i)   an offer to purchase, or a solicitation of an offer to sell; and

    (ii)   an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(ee) "**Offeror**" shall mean a Person who has announced an intention to make or who is making a Take-Over Bid;

(ff) "**Offeror's Securities**" shall mean outstanding Voting Shares of the Corporation Beneficially Owned by any Offeror;

(gg) "**Original Plan Agreement**" means the shareholder rights plan agreement dated June 30, 2005 relating to the Original Shareholder Rights Plan;

(hh) "**Original Shareholder Rights Plan**" means the shareholder rights plan of the Corporation as set forth in the Original Plan Agreement;

(ii) "**Permitted Bid**" means a Take-Over Bid made by a person by means of a Take-over Bid circular and which also complies with the following additional provisions:

    (i)   the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

    (ii)   the Take-over Bid shall contain, and the provisions for the take-up and payment for Voting Shares tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid;

    (iii)   the Take-over Bid shall contain irrevocable and unqualified provisions that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and

that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(iv) the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of the first take-up or payment for Voting Shares; and

(v) the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Voting Shares under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid.

(jj) **"Permitted Bid Acquisition"** has the meaning set forth in the definition of **"Acquiring Person"**;

(kk) **"Permitted Lock-up Agreement"** means an agreement (the **"Lock-up Agreement"**) between a Person and one or more holders of Voting Shares and/or Convertible Securities (each such holder herein referred to as a **"Locked-up Person"**) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Voting Shares and/or Convertible Securities held by such holder to a Take-over Bid (the **"Lock-up Bid"**) made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(e)(iii) provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Voting Shares and/or Convertible Securities from the Lock-up Agreement in order to deposit or tender the Voting Shares and/or Convertible Securities to another Take-over Bid or to support another transaction prior to the Voting Shares and/or Convertible Securities being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Voting Share or Convertible Security that exceeds the price or value per Voting Share or Convertible Security offered under the Lock-up Bid; or

(B) for a number of Voting Shares or Convertible Securities at least 7% greater than the number of Voting Shares or Convertible

Securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid; or

(C)   (1) that contains an offering price for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the "**Specified Amount**") the offering price for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid and (2) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and

for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii)   no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)   2 ½ % of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)   50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Voting Shares previously tendered thereto in order to deposit or tender such Voting Shares and/or Convertible Securities to another Take-over Bid or support another transaction;

(ll)   "**Person**" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, body corporate, corporation, unincorporated organization, syndicate or other entity;

(mm)   "**Plan**" shall have the meaning ascribed thereto in the definition of "**Beneficial Owner**" herein;

(nn)   "**Plan Trustee**" shall have the meaning ascribed thereto in the definition of "**Beneficial Owner**" herein;

(oo)   "*Pro Rata* Acquisition" has the meaning set forth in the definition of "Acquiring Person" herein;

(pp)   "Record Time" shall mean 5:00 p.m. (Winnipeg time) on June 30, 2005;

(qq)   "*Redemption Price*" has the meaning set forth in subsection 7.1(a) herein;

(rr)   "Right" shall have the meaning ascribed thereto in the recitals hereto;

(ss)   "Rights Certificates" shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit "A";

(tt)   "Rights Plan" means the amended and restated shareholder rights plan as provided for in this Agreement;

(uu)   "Rights Registrar" shall have the meaning set forth in subsection 2.3(a);

(vv)   "Rights Register" shall have the meaning set forth in subsection 2.3(a);

(ww)   "Separation Time" shall mean the close of business on the tenth Business Day after the earlier of:

    (i)   the Stock Acquisition Date;

    (ii)   the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Take-over Bid which is a Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this section 1.1 (ww) never to have been made; and

    (iii)   the date upon which a Permitted Bid ceases to be a Permitted Bid;

    or such later date as may be determined by the Board of Directors acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board of Directors determines pursuant to section 7.1 to waive the application of section 4.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(xx)   "Shares" or "Share" shall mean shares in the capital of the Corporation;

(yy)   "Specified Amount" shall have the meaning ascribed thereto in the definition of "Permitted Lock-up Agreement" herein;

(zz)   "Statutory Body" shall have the meaning ascribed thereto in the definition of "Beneficial Owner" herein;

(aaa) **"Stock Acquisition Date"** shall mean the date of the first public announcement or filing by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(bbb) **"Subsidiary"** of a Person shall have the meaning ascribed thereto in *The Securities Act (Manitoba)*;

(ccc) **"Successor Corporation"** has the meaning ascribed thereto in section 7.17 hereof,

(ddd) **"Take-Over Bid"** means an Offer to Acquire Voting Shares or securities convertible into Voting Shares, where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(eee) **"Termination Time"** shall mean the time at which the right to exercise Rights shall terminate pursuant to section 4.2 or subsection 7.1(e);

(fff) **"*The Securities Act* (Manitoba)"** shall mean *The Securities Act* (Manitoba), as amended, and the regulations and rules made thereunder, and any comparable or successor laws or regulations thereto;

(ggg) **"Trading Day"**, when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transactions of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day;

(hhh) **"Trust Company"** shall have the meaning ascribed thereto in the definition of **"Beneficial Owner"** herein; and

(iii) **"Voting Share(s)"**, when used with reference to the Corporation, shall mean any share(s) in the capital of the Corporation to which is attached a right to vote for the election of all directors, generally.

1.2 *Currency*

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 *Descriptive Headings*

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.4   References to Agreement

References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5   Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Voting Shares of the Corporation (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement; or (b) pursuant to a pledge of securities in the ordinary course of business).

1.6   Control

A Person is "**controlled**" by another Person or two or more other Persons acting jointly or in concert if:

(a)   in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b)   in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert.

ARTICLE 2
THE RIGHTS

2.1   Legend on Certificates

Certificates for Common Shares, including without limitation Common Shares issued upon the conversion of a Convertible Security, issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them prior to the Amendment Date, the legend set forth in section 2.1 of the Original Plan Agreement, which legend shall after the Amendment Date be deemed to be amended for all purposes to read the same as the legend set forth below and after the Amendment Date, the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Amended and Restated Shareholder Rights Plan Agreement, dated as of the 23rd day of June, 2008 (the "Rights Agreement"), between San Gold Corporation (the "Corporation") and CIBC Mellon Trust Company, as rights agent, as may be further amended from time to time, the terms of which are hereby incorporated herein by reference and a copy of which may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be terminated, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as is practicable after the receipt of a written request therefor.

Certificates representing Common Shares shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend.

2.2 *Execution, Authentication, Delivery and Dating of Rights Certificates*

(a) The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman of the Board, the Chief Executive Officer, the President or any Vice-President, together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer, under the corporate seal of the Corporation, which shall be reproduced thereon. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time, via written notice, and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of the counter signature thereof.

2.3   Registration, Registration of Transfer and Exchange

(a)   Following the Separation Time, the Corporation will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the registrar (the "**Rights Registrar**") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section 2.3, the Corporation will execute, and the Rights Agent will countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)   All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)   Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4   Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)   If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b)   If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)   evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)   such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)   As a condition to the issuance of any new Rights Certificate under this section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other government charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)   Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5   *Persons Deemed Owners of Rights*

Prior to due presentation of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration and transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

2.6   *Delivery and Cancellation of Certificates*

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder that the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificate cancelled as provided in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent

shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation upon written request.

2.7   *Agreement of Rights Holders*

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)   to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b)   that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the Common Share representing such Right;

(c)   that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)   that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)   that such holder of Rights has waived his right to receive any fractional Rights or any fractional Shares upon exercise of a Right (except as provided herein);

(f)   that, subject to the provisions of section 7.5, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)   that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of the inability of the Corporation or the Rights Agents to perform any of the obligations under this Agreement by reasons of any preliminary or permanent injunction or other decree, order or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.8 *Rights Certificate Holder Not Deemed a Shareholder*

No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Share that may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of any Shares at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any shareholder of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise until the Rights or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
EXERCISE OF THE RIGHTS

3.1 *Initial Exercise Price; Exercise of Rights; Detachment of Rights*

(a) Subject to adjustment as hereinafter set forth in this Rights Plan, from and after the Separation Time and prior to the occurrence of a Flip-in Event, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Shares are subject to adjustment as set forth below).

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Rights may be exercised; and

(ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Share registered in the name of the holder thereof (which certificates shall also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Share.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of the Rights shall be separate from and independent of the Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion to the holder so

converting (other than an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person that are not held of record by such Acquiring Person, the holder of Record of such Rights (a "**Nominee**")), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A) Rights Certificates representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant there or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time to be listed or traded, or to conform to usage; and

(B) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in subclauses (A) and (B) above only in respect of all Common Shares held of record by it that are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time by submitting to the Rights Agent the Right Certificate evidencing such Rights together with:

(i) an election to exercise such Rights (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executor or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of the Rights Certificate that is accompanied by:

(i) a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b); and

(ii)   payment as set forth in subsection 3.1(d);

the Rights Agent (unless otherwise instructed by the Corporation that the Rights cannot be exercised) will thereupon promptly:

(iii)   requisition from the transfer agent of the relevant Common Shares, certificates representing the number of such Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(iv)   when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Shares;

(v)   after receipt of such certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(vi)   when appropriate, after receipt, deliver such payment to or to the order of the registered holder of the Rights Certificate; and

(vii)   tender to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i)   take all such actions as may be necessary and within its power to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)   take all such action as may be necessary and within its power to comply with any applicable requirements of the Corporations Act, *The Securities Act (Manitoba)* and the securities acts or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii)   use reasonable efforts to cause all Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Shares of such class or series were traded prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of its authorized and unissued Shares, the number of Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v) pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) that may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised.

3.2 *Adjustments to Exercise Price; Number of Rights*

The Exercise Price, the number and kind of Shares subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a) In the event that the Corporation shall at any time after the Amendment Date and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Voting Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Voting Shares or other capital stock) other than pursuant to any optional stock dividend program, dividend reinvestment program or a dividend payable in Voting Shares in lieu of a regular periodic cash dividend;

(ii) subdivide or change the outstanding Common Shares into a greater number of Shares;

(iii) combine or change the outstanding Common Shares into a smaller number of Shares; or

(iv) issue any Voting Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Voting Shares or other capital stock) in respect of, in lieu of or in exchange for the existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefore shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If the Exercise Price and the number of Rights outstanding are to be adjusted (A) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately

prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "**Expansion Factor**") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof and (B) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon the exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon the exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter or as a result thereof. If, after the Amendment Date and prior to the Expiration Time, the Corporation shall issue any shares or capital stock other than Common Shares in a transaction of a type described in clause 3.2(a)(i) or (iv), such shares or capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs that would require an adjustment under both this section 3.2 and section 4.1 hereof, the adjustment provided for in this section 3.2 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 4.1 hereof. Such adjustment pursuant to subsection 3.2(a) shall be made successively, whenever an event referred to in this subsection 3.2(a) occurs.

In the event the Corporation shall at any time after the Amendment Date and prior to the Separation Time issue any Common Shares otherwise that in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b)   In the event the Corporation shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Voting Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Voting Shares, having a conversion, exchange, or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect

immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Share outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this subsection (b), the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or director, officer or employee benefit or similar plans or stock option plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)   In the event that the Corporation shall at any time after the Amendment Date and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend paid in Common Shares) or rights or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares) at a price per Voting Share (or, in the case of a Convertible Security in respect of Voting Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than the Market Price per Common Share on such record date (excluding those referred to in subsection 3.2(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities

purchasable upon exercise of one Right (such determination to be descried in a statement filed with the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d)   Each adjustment made pursuant to this section 3.2 shall be made as of:

    (i)   the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection (a) above; and

    (ii)   the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsection (b) or (c) above subject to readjustment to reverse the same if such distribution shall not be made.

(e)   In the event that the Corporation shall at any time after the Amendment Date and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause (a)(i) or (a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by subsections (a), (b) and (c) above are applicable, notwithstanding such subsections, the adjustments so determined by the Corporation, rather than adjustments contemplated by subsections (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 7.5(b) and 7.5(c), as the case may be, to provide for such adjustments.

(f)   Each adjustment to the Exercise Price made pursuant to this section 3.2 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this section 3.2, the Corporation shall:

    (i)   promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

    (ii)   promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

(g)   Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

3.3   *Date on Which Exercise is Effective*

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Share transfer books of the Corporation are open.

ARTICLE 4
ADJUSTMENTS TO THE RIGHTS
IN THE EVENT OF CERTAIN TRANSACTIONS

4.1   *Flip-in Event*

(a)   Subject to subsection 4.1(b), section 4.2 and subsections 7.1(b), 7.1(c), and 7.1(d) in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the Stock Acquisition Date, the right to purchase from the Corporation, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, the number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2).

(b)   Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)   an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)   a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person, (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding clause (i) of this subsection 4.1(b);

shall become null and void without any further action, and any holder of such Rights (including any transferees) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under provision of this Agreement or otherwise.

(c)   In the event that there shall not be sufficient Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Shares for issuance upon the exercise of the Rights.

(d)   From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Corporations Act and *The Securities Act (Manitoba)* and the securities acts or comparable legislation in each of the other provinces of Canada in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

(e)   Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause 4.1(b)(i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Shares to an Acquiring Person). This Rights Certificate and the Rights represented hereby are void or shall become void in the

circumstances specified in subsection 4.1(b) of the Rights Agreement,"

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

4.2 Exchange Option

(a)   In the event that the Board of Directors, acting in good faith, shall have determined that conditions exist that would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may, at its option and without seeking the approval of the holders of Shares or Rights but always in compliance with the policies of, and subject to the approval of, the Exchange and any applicable securities regulatory authorities, at any time after a Flip-in Event has occurred, authorize the Corporation to issue or deliver in respect of each Right that is not void pursuant to subsection 4.1(b), either:

(i)   in return for the applicable Exercise Price and the Right, debt or equity securities or assets (or a combination thereof) having a value equal to twice the applicable Exercise Price; or

(ii)   in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt or equity securities or assets (or a combination thereof) having a value equal to half the value of the Right, in full and final settlement of all rights attaching to the Right, where in either case the value of such debt or equity securities or other assets (or a combination thereof) and, in the case of this clause (ii), the value of the Right, shall be determined by the Board of Directors, which may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors.

(b)   If the Board of Directors authorizes the exchange of debt or equity securities or assets for Rights pursuant to subsection 4.2(a), the right to exercise the Rights will terminate without any further action or notice and the only right thereafter of a holder of Rights shall be to receive the debt or equity securities or assets in accordance with the exchange formula authorized by the Board of Directors. Within 10 Business Days after the Board of Directors has authorized the exchange of debt or equity securities or assets for Rights pursuant to subsection 4.2(a), the Corporation shall give notice of exchange to the holders of such Rights by mailing such notice to all holders at their last addresses as they appear upon the Rights Register maintained by the Rights Registrar. Each such

notice of exchange will state the method by which the exchange of debt or equity securities or assets for Rights will be effected.

ARTICLE 5
ONGOING BUSINESS OF THE CORPORATION

5.1 *Fiduciary Duties of the Board of Directors of the Corporation*

For clarification, it is understood that nothing contained in this Agreement shall be deemed to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that shareholders of the Corporation reject any Take-Over Bid, or to take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation or regulatory proceedings and the submission of additional or alternative Take-Over Bids or other proposals to the Shareholders or otherwise) with respect to any Take-Over Bid that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.2 *Further Acts*

Nothing contained in this Agreement shall be construed as limiting or prohibiting the Corporation or any Offeror from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Corporation, any merger, amalgamation or arrangement involving the Corporation, any sale or other transfer of assets of the Corporation, any liquidation, dissolution or winding-up of the Corporation or any other business combination or other transaction, or any other action by the Corporation or such Offeror; provided that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, amalgamation, arrangement, sale, liquidation, dissolution, winding-up, business combination, transaction or action.

ARTICLE 6
THE RIGHTS AGENT

6.1 *General*

(a)   The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions of this Agreement and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-Rights Agents ("**Co-Rights Agents**") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event that the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless

against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)   The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)   The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

6.2   *Merger or Amalgamation or Change of Name of Rights Agent*

(a)   Any corporation which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filling of any paper or any further act on the part of any parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 6.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)   In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case

at that time any of the Rights Certificate shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

6.3 *Duties of Rights Agent*

The Rights Agents undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)   the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b)   whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the President or any Vice-President and by the Treasurer or any Assistant-Treasurer or the Secretary or any Assistant-Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)   the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d)   the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)   the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be

responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts which would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by subsection 3.2(f) describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)   the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agents of the provisions of this Agreement;

(g)   the Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the President, any Vice-President or the Secretary or any Assistant-Secretary or the Treasurer or any Assistant-Treasurer of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties hereunder, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h)   the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person designated in writing by the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with the instructions of any such Person; it is understood that instructions to the Rights Agent will, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as reasonably possible after the giving of such instructions;

(i)   the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or have a pecuniary interest in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and free as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(j)   the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

6.4   *Change of Rights Agent*

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice in writing (or such lesser notice as is acceptable to the Corporation) mailed to the Corporation and to each transfer agent of Shares by registered or certified mail, and to the holders of the Rights in accordance with section 7.8. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail, and to the holders of the Rights in accordance with section 7.8. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights or the retiring Rights Agent, at the Corporation's expense, may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Manitoba. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give notice provided for in this section 6.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 7
MISCELLANEOUS

7.1 *Redemption and Waiver*

(a)   The Board of Directors acting in good faith may, with the prior consent of holders of Voting Shares or of the holders of Rights given in accordance with subsection 7.1(f) or (g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to the provisions of this section 7.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in the event that an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b)   The Board of Directors acting in good faith may, with the prior consent of the holders of Voting Shares given in accordance with subsection 7.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 7.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in subsection 7.1(d), to waive the application of section 4.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c)   The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of section 4.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of section 4.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Voting Shares; further provided that if the Board waives the application of section 4.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of section 4.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 7.1(c).

(d)   The Board of Directors acting in good faith may, in respect of any Flip-in Event waive the application of section 4.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i)   the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any

intent or knowledge that it would become an Acquiring Person; and

(ii)   such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver pursuant to this subsection 7.1(d) it is no longer an Acquiring Person.

(e)   The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to subsection 7.1(c), the application of section 4.1, takes up and pays for the Voting Shares pursuant to the terms and conditions of the Permitted Bid or Take-over Bid, as the case may be.

(f)   If a redemption of Rights pursuant to subsection 7.1(a) or a waiver of a Flip-in Event pursuant to subsection 7.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(g)   If a redemption of Rights pursuant to subsection 7.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Corporations Act with respect to meetings of shareholders of the Corporation.

(h)   Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

(i)   If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 7.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with subsection 7.1(f) or (g), as the case may be, the right to exercise the Rights will thereupon, without further

action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j)   Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 7.1(a) is applicable, within 10 Business Days after the holders of Voting Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 7.1(f) or (g), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 4.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(k)   The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of section 4.1 made by the Board of Directors under this section 7.1.

7.2   *Expiration*

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 6.1.

7.3   *Issuance of New Rights Certificate*

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

7.4   *Fractional Rights and Fractional Shares*

(a)   The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

(b)   The Corporation shall not be required to issue fractions of Shares upon exercise of the Rights or to distribute certificates that evidence fractional Shares. In lieu of issuing fractional Shares, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are

exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Share.

(c)   The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to subsection (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

7.5   *Supplements and Amendments*

(a)   The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in section 7.15, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Voting Shares (whether or not such action would materially adversely affect the interests of the holders of Rights generally) where the Board of Directors acting in good faith deems such action necessary or desirable. Notwithstanding anything in this section 7.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 6 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)   Subject to subsection 7.5(a), the Corporation may, with the prior consent of the holders of Voting Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)   The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 6 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 7.5(d) and representing 50% plus one of the votes cast in respect thereof.

(d)   Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Corporations Act with respect to meetings of shareholders of the Corporation.

(e)   Any amendments made by the Corporation to this Agreement pursuant to subsection 7.5(d) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulation thereunder shall:

    (i)   if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 7.5(d), confirm or reject such amendment; or

    (ii)   if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than the date of the next meeting of shareholders of the Corporation (to be held immediately after such meeting of shareholders) and the holders of Rights may, by resolution passed by the majority referred to in subsection 7.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or the holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or the meeting at which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

(f)   The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, revision or variation to this Agreement as referred to in this section 7.5 within five days of effecting such amendment, revision or variation.

(g)   Any supplement or amendment to this Agreement pursuant to subsections 7.5(b) through (e) shall be subject to the receipt of any

requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

7.6 *Rights of Action*

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.

7.7 *Notice of Proposed Actions*

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets,

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with section 7.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given prior to the date of taking such proposed action.

7.8 *Notices*

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

San Gold Corporation
Lot 1, Box 12
Bissett, R0E 0J0
Facsimile: (204) 277-5552

Attention: Dale Ginn, Chief Executive Officer

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

> CIBC Mellon Trust Company
> •
>
>
> Facsimile: •
>
> Attn: Manager, Client Relations

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

7.9 Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

7.10 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

7.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

7.12 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Manitoba and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

7.13 *Counterparts*

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

7.14 *Severability*

If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.

7.15 *Effective Date*

This Agreement (subject to receipt of the approval of Independent Shareholders as set forth below) is effective from the date that it receives the approval of the Independent Shareholders and replaces and supersedes the Original Shareholder Rights Plan.

7.16 *Determinations and Actions by the Board of Directors*

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors pursuant to this Agreement, in good faith, shall not subject any member of the Board of Directors to any liability whatsoever to the holders of the Rights.

7.17 *Successor Corporations*

The Corporation shall not consummate or permit or suffer to occur any consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (the "**Successor Corporation**") unless the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement in form satisfactory to the Rights Agent and executed and delivered to the Rights Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

7.18 *Shareholder Review*

At or prior to the annual meeting of the shareholders of the Corporation in 2011, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying this Agreement and the continued existence of the Rights Plan by to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by Independent Shareholders

who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board of Directors shall, immediately upon the confirmation by the Chairman of such shareholders' meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price,

7.19   *Regulatory Approvals*

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Exchange.

7.20   *Declaration as to Non-Canadian and Non-U.S. Holders*

If in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

7.21   *Time of the Essence*

Time shall be of the essence in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SAN GOLD CORPORATION

By_____

By_____

CIBC MELLON TRUST COMPANY

By_____

By_____

7.21 Time of the Essence

Time shall be of the essence in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SAN GOLD CORPORATION

By_____

By_____

CIBC MELLON TRUST COMPANY

By _Sandra Evans_

SANDRA EVANS
ASSOCIATE DIRECTOR
RELATIONSHIP MANAGEMENT

By _Sargeant_

CATHY SARGEANT
MANAGER CLIENT RELATIONS

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No. _____   _____ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 4.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID.

This certifies that _____, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of June 23, 2008, as such may from time to time be amended, restated, varied or replaced (the "**Rights Agreement**") between San Gold Corporation, a corporation existing under the laws of the Province of Manitoba (the "**Corporation**") and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as Rights Agent (the "**Rights Agent**"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the earlier of (a) the Termination Time (as such term is defined in the Rights Agreement) and (b) the termination of the annual meeting of the Corporation in the year 2011, one fully paid common share of the Corporation (a "**Common Share**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in Winnipeg, Manitoba or in such other cities as may be designated by the Corporation from time to time. The Exercise Price shall initially be CDN $30.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Amendment reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights

Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: _____

SAN GOLD CORPORATION

Per: _____

Countersigned

CIBC MELLON TRUST COMPANY

Per: _____

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED _____ hereby sells, assigns and transfers to _____ (*Please print name and address of transferee*) the Rights represented by this Rights Certificate, together will all right, title and interest therein, and hereby irrevocably constitutes and appoints _____ as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated: _____

Signature Guaranteed

_____
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Guarantee Program.

_____

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: _____   _____
                                                Signature

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issues in exchange for this Rights Certificate.

FORM OF ELECTION TO EXERCISE

TO: SAN GOLD CORPORATION

The undersigned hereby irrevocably elects to exercise _____ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such shares (or other securities or title to such property) be issued in the name of:

_____
(Name

_____
(Street)

_____
(City and State or Province)

_____
(Country, Postal Code or Zip Code)

_____
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER
TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

_____
(Name

_____
(Street)

_____
(City and State or Province)

_____
(Country, Postal Code or Zip Code)

_____
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER
TAXPAYER IDENTIFICATION NUMBER

Dated: _____

Signature Guaranteed

_____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company, a member of a recognized stock exchange or a member of a recognized Medallion Guarantee Program.

_____
(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: _____   _____
                                  Signature

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issues in exchange for this Rights Certificate.

